Exhibit 21.1

List of Subsidiaries

Wholly-Owned Subsidiaries

Place of Incorporation
1. Broad Cosmos Enterprises Ltd.	British Virgin Islands

2. AirMedia International Ltd.	British Virgin Islands

3. Air Media (China) Limited	Hong Kong

4. AirMedia Technology (Beijing) Co., Ltd.	PRC

5. Shenzhen AirMedia Information Technology Co., Ltd.	PRC